Exhibit 99.1

Golar LNG Partners L.P. - New LNG Carrier Contract

Golar LNG Partners LP (NASDAQ: GMLP) (the "Partnership") announced today that it has entered into a time charter for a period of up to a maximum of 9 years with a major international oil and gas company (the "New Charter") for one of its steam LNG carriers, the Golar Grand. The Golar Grand is currently on charter with Golar LNG Limited ("Golar LNG") and will therefore be sub-chartered back from Golar LNG, at the same rate as the New Charter, for the initial period of the New Charter until the Golar LNG charter ends in October 2017.

The vessel will be delivered under the New Charter during the second quarter, 2017 for an initial period of 2 years with a series of extension options up to the maximum charter period of 9 years.

The Partnerships operating income before depreciation derived from the Golar Grand will be unchanged until October 2017 when the Golar LNG charter ends. Assuming initial extension options for up to 5 years are exercised the New Charter is expected to generate on average approximately $10 million of operating income before depreciation per annum over the full 5 year term.

Forward Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

  the Partnership's future revenues, expenses, financial condition and results of operations;
  the New Charter commencement and termination dates and extensions thereof; and
  other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

March 17, 2017

Investor relations enquiries:

Golar Management Limited

Graham Robjohns - + 44 207 063 7900

Stuart Buchanan - + 44 207 063 7900